December 23, 2024

Todd McElhatton
Chief Financial Officer
Zuora, Inc.
101 Redwood Shores Parkway
Redwood City, CA 94065

       Re: Zuora, Inc.
           Form 10-K for the year ended January 31, 2024
           File No. 001-38451
Dear Todd McElhatton:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended January 31, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures
Adjusted Free Cash Flow, page 58

1. We note your adjustments for shareholder litigation (shareholder matters) and acquisition-related costs appear to represent charges or liabilities that required, or will require, cash settlement. Please tell us how you considered Item 10(e)(ii)(A) of
       Regulation S-K which prohibits the exclusion of cash settled items from a non-GAAP liquidity measure or revise to remove these adjustments.
 December 23, 2024
Page 2

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Brittany Ebbertt at 202-551-3572 or Kathleen Collins at 202-551-3499
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Andrew Cohen